February 8, 2022

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Memic Innovative Surgery Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed on January 14, 2022 File No: 333-259925

Dear Mr. Hagius:

On behalf of Memic Innovative Surgery Ltd. (the ”Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form F-4 (File No. 333-259925) (the “Registration Statement”). An electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated February 4, 2022, relating to Amendment No. 2 to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3 to the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in Amendment No. 3 to the Registration Statement.

F-4 Amendment #2 filed January 14, 2022

Selected Unaudited Condensed Combined Pro Forma Financial Information

Note 4. Earnings (Loss) Per Share, page 44

1.	We note your response to prior comment 4. Notwithstanding the fact that the issuance of the 7.6 million shares of Memic preferred shares is not part of the Business Combination, these shares are expected to be issued prior to the effective date of the merger. With reference to Rule 11-01(a)(8), please explain why the pro forma impact of the issuance of the preferred shares would not provide material information to the MTAC shareholders who will vote on the Business Combination. Please address the impact this issuance will have on the pro forma combined financial statements. Ensure you address the proceeds expected to be received and the related accounting implications, including the impact on pro forma earnings per share. If material, this issuance should be presented separately within your pro forma financial information.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosures in the Selected Unaudited Condensed Combined Pro Forma Financial Information section of Amendment No. 3 to include the impacts of the unissued preferred shares, including impact on the pro forma unaudited balance sheet and earning per share calculations. Please see adjustment AC on page 40 of Amendment No. 3.

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Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

February 7, 2022

Memic Innovative Surgery Ltd. Financial Statements, page F-1

2.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction to Item 8.A.4:2 as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company has included the representation noted in the Instruction to Item 8.A.4:2 of Form 20-F as Exhibit 99.7 to Amendment No. 3.

Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

3.	We note your response to our prior comment 12. We also note that ASC 260-10-45-12C indicates that contingently issuable shares should be included in basic EPS only when there is no circumstance under which those shares would not be issued and basic EPS should not be restated for changed circumstances. As of the end of each period presented, please assess and tell us the nature of any circumstances under which the stock options you are including in basic EPS would not be issued.

Response: In response to the Staff’s comment, the Company respectfully provides additional details as to the stock options included in the basic EPS, as set forth below.

The Company regularly compensates its employees, directors and consultants by means of options to purchase ordinary shares of the Company. Share options to employees, consultants and directors granted under the option plan will vest in installments, gradually over a period of up to 4 years from the grant date. The share options expire after ten years from the respective date of grant. If a grantee leaves the Company, the grantee has a period of 90 days to exercise such options.

Up until February 2018, and mainly in 2015 and 2016, the Company granted options at an exercise price of $0.003 or $0.01 (“penny options”). As of December 31, 2019 and 2020, there were 5,213,969 and 6,014,030 outstanding options that were fully vested, held by 13 and 12 employees and directors, respectively. It should also be noted, that the one employee with such options that left the Company during 2020, has exercised the penny options that were held by him.

We have included in the basic EPS, for the years ended December 31, 2020 and 2019, only penny options that are fully vested. Such fully vested penny options have no additional service required and there are no circumstances or other restrictions that can prevent the option holder from exercising such options once they are fully vested.

Therefore, the Company believes, that as the stated exercise price is insignificant and as all necessary conditions for issuance of the underlying common shares are met when those options become fully vested, the exercise of these options is virtually assured on that date and consequently, those fully vested penny options should be included in the denominator of both the basic and diluted EPS (the Company applied the accounting guidance as described in the previous responses sent to the SEC staff).

The Company has revised the caption that appears in the first table in note 15 to the financial statements “Contingently issuable shares” to “Vested options with little consideration” in order to further clarify what was included in the basic EPS.

Greenberg Traurig, P.A. | Attorneys at Law

www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

February 7, 2022

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Joseph A. Herz
Name: Joseph A. Herz

cc:	Dvir Cohen, Chief Executive Officer, Memic Innovative Surgery Ltd.

Greenberg Traurig, P.A. | Attorneys at Law

www.gtlaw.com